A PROFESSIONAL CORPORATION 3 Triad Center Suite 500 Salt Lake City, Utah 84180 T : (801) 532-7080 F : (801) 596-1508 www.strongandhanni.com
GLENN C. HANNI, P.C.
HENRY E. HEATH
PHILIP R. FISHLER
ROGER H. BULLOCK
R. SCOTT WILLIAMS
SCOTT R. JENKINS
PAUL M. BELNAP
STUART H. SCHULTZ
BRIAN C. JOHNSON [2]
PAUL W. HESS
STEPHEN J. TRAYNER
STANFORD P. FITTS [7]
BRADLEY W. BOWEN
PETER H. CHRISTENSEN [5]
ROBERT L. JANICKI
H. BURT RINGWOOD
CATHERINE M. LARSON
KRISTIN A. VANORMAN
PETER H. BARLOW
GRADEN P. JACKSON [3]
H. SCOTT JACOBSON
MICHAEL J. MILLER [6]

ANDREW D. WRIGHT
MICHAEL L. FORD [4]
BYRON G. MARTIN
BENJAMIN P. THOMAS
SUZETTE H. GOUCHER
JACOB C. BRIEM  [1]
LANCE H. LOCKE
A. JOSEPH SANO
JAMES C. THOMPSON
PETER J. BAXTER
JENNIFER R. CARRIZAL
LORI A. JACKSON
BRYANT J. McCONKIE
WILLIAM B. INGRAM
JEREMY G. KNIGHT
RYAN P. ATKINSON
JARED T. HALES
JEFFERY J. OWENS
ANDREW B. McDANIEL
SADÉ A. TURNER
AREK E. BUTLER
PAUL W. JONES

1 ALSO MEMBER ARIZONA BAR
2 ALSO MEMBER CALIFORNIA BAR
3 ALSO MEMBER COLORADO BAR
4 ALSO MEMBER DISTRICT OF COLUMBIA BAR
5 ALSO MEMBER OREGON BAR
6 ALSO MEMBER WASHINGTON BAR
7 ALSO MEMBER WYOMING BAR

               ESTABLISHED 1888
                         ______
            GORDON R. STRONG
                      (1909-1969)

February 12, 2008

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
H. Roger Schwall, Assistant Director
ATTN: Mellissa Campbell Duru
Mail Stop 7010
WASHINGTON, D.C. 20549

RE:   Big Cat Energy Corporation
         Amendment No. 1 to Information Statement
         Information Statement on Schedule 14C
         File No. 0-49870
         Filed January 22, 2008

         Responses to Comments dated February 7, 2008

To Whom It May Concern:

We have set forth your comments below with our responses following.     If our explanations below are satisfactory, we believe it will be unnecessary to file a further amendment to Schedule 14C.

Schedule 14C Information Statement.
Exhibit A – Unaudited Pro Forma Financial Statements of Big Cat.

SEC COMMENT 1:   We note your disclosure that the unaudited pro forma statement of operations for the six months ended October 31, 2007 presents the results of operations assuming the spin-off occurred on May 1, 2007.   Please revise your presentation for the period ended October 31, 2007 to determine the pro forma information as if the transaction occurred as of the earliest period presented.   Refer to Rule 11-02(b)(6) of Regulation S-X.

RESPONSE:   We included a pro forma presentation for the 12 months ended April 30, 2007, however we also explained in footnote F that that fiscal year would not have been

February 12, 2008

affected by the spin off since Sterling Oil and Gas was not formed until May 1, 2007. Sterling has no revenues, and had no expenses prior to its inception on May 1, 2007, and therefore there are no proforma items for periods before May 1, 2007.  As such, our view is that the presentation correctly shows the effect of the spin off as if it occurred May 1, 2007, which is the beginning of the earliest material period presented.

Notes to Unaudited pro Forma Financial Statements of Big Cat, page 33.

SEC COMMENT 2:  We note that you have presented a pro forma adjustment to adjust cash and cash equivalents of the amount of the proceeds from the Sterling private placement and associated payments for additional leasehold purchases.   Please explain why you believe this adjustment is an event that is directly attributable to the transaction and factually reportable.   It appears that this adjustment may not be associated with the Sterling private placement and the Sterling spin off transaction.   Please refer to Rule 11-02(b)(6) of Regulation S-X.

RESPONSE:  The proceeds from the Sterling Private Placement were, gross proceeds of $250,000 less $790 for distribution and printing of the certificates. Both the Sterling Private Placement proceeds and the leasehold interests are assets of the subsidiary, Sterling, and as such, these assets will no longer be consolidated with Big Cat  after the spin off. The assets are and will be the property of Sterling, consequently we believe the adjustments are directly attributable to the transaction and factually supportable.

SEC COMMENT 3:   Please explain why you have presented a pro forma adjustment to eliminate the costs associated with the Sterling private placement.   It appears this transaction is a result of the Sterling private placement and is not directly attributable to the Sterling spin off transaction.   Please refer to Rule 11-02(b)(6) of Regulation S-X.

RESPONSE:   The proceeds/costs were segregated into the Sterling cash balance which is eliminated when the spin off is complete. Because these cost are reflected in Sterling, and will be eliminated from Big Cat once the spin off is complete, we believe it is appropriate to include them as a pro forma adjustment.

A copy of the requested Company representation letter has been previously filed. Thank you for the professional and courteous assistance of the Staff.   Please contact the undersigned with any questions you may have.

Very truly yours,

STRONG AND HANNI

/s/ Scott R. Jenkins
Scott R. Jenkins

EXHIBIT A- UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF BIG CAT

              Effective 21 days after the date of mailing of this information statement, an in kind dividend of 10,000,000 shares of Sterling Oil & Gas Company by Big Cat Energy Corporation will result in the spin off of Sterling by Big Cat, pro rata to the Big Cat shareholders.

The following   unaudited pro forma financial statements are based on the April 30, 2007 audited and October 31, 2007 unaudited historical financial statements of Big Cat incorporated by reference herein (See "DOCUMENTS INCORPORATED BY REFERENCE"). The unaudited pro forma balance sheet assumes the spin off occurred as of October 31, 2007. The unaudited pro forma statement of operations for the year ended April 30, 2007 presents the results of operations, for the last complete fiscal year, however there would be no material effect on that year’s operations because the subsidiary did not exist during that year. The unaudited pro forma statement of operations for the six months ended October 31, 2007 presents the results of operations assuming the spin off was completed on May 1, 2007.

         The unaudited pro forma  financial  statements have been  prepared by  management  of  Big Cat  based on the  financial  statements incorporated  herein. The pro forma adjustments include certain assumptions and preliminary estimates as discussed in the accompanying notes and are subject to change.  These pro forma statements may not be indicative of the results that actually would have occurred if the spin off had been in effect on the dates indicated or which may be obtained in the future.  These pro forma financial statements should be read in conjunction with the accompanying notes and the historical financial information of Big Cat (including the notes thereto) incorporated by reference in this filing. See "DOCUMENTS INCORPORATED BY REFERENCE."

BIG CAT ENERGY CORPORATION
UNAUDITED PRO FORMA BALANCE SHEET
As of October 31, 2007

				Pro Forma
		Pro Forma		Adjusted
	Big Cat	Adjustments		Balance
ASSETS
Current Assets
Cash and cash equivalents	$247,812	$(213,863	) A	$33,949
Marketable securities	1,005,608			1,005,608
Inventory	28,014			28,014
Prepaid expenses and other current assets	46,755			46,755
Total Current Assets	1,328,189			1,114,326

Property, Plant and Equipment
Unevaluated oil and gas properties	1,823,954	(1,823,954	) B
Furniture and equipment net of depreciation	8,718			8,718
Total	1,832,672			8,718

Other Assets	62,141			62,141

Total Assets	$3,223,002	$(2,037,817)		$1,185,185

LIABILITIES AND STOCKHOLDERS EQUITY
Current Liabilities
Accounts payable and accrued liabilities	24,572	(994	) A	23,578

Minority Interest	680,984	(680,984	) C

Stockholders Equity
Common stock $.0001 par value 100,000,000 shares authorized
30,041,000 issued and outstanding respectively	3,004			3,004
Additional Paid in Capital	7,339,351	790	D	7,340,141
Deficit accumulated during development stage	(4,824,909)	(1,356,629	) G	(6,181,538)
Total stockholders equity	2,517,446			1,161,607

Total Liabilities and Stockholders Equity	$3,223,002	$(2,037,817)		$1,185,185

BIG CAT ENERGY CORPORATION
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED October 31, 2007

				Pro Forma
		Pro Forma		Adjusted
	Big Cat	Adjustments		Balance
Revenues	1,875			1,875

Expenses
Personnel costs	$1,270,975			$1,270,975
Professional fees	104,200			104,200
Depreciation, depletion and amortization	980			980
Other general and administrative	131,972	8,568	E	123,404

Total expenses	1,508,127			1,499,559

Operating Loss	$(1,506,252)			$(1,497,684)

Other Income (Expense)
Interest	29,273	(1,950	) E	27,323
(Loss) on valuation from private placement	(433,000)	433,000	C

Net Loss before minority interest	$(1,909,979)			$(1,470,361)

Minority Interest	2,016	(2,016	) C

Dividend

Net (Loss)	$(1,907,963)	437,602	C,E	$(1,470,361)

Net (Loss) per common share	$(.06)			$(.05)

Weighted average common shares outstanding	29,611,652			29,611,652

BIG CAT ENERGY CORPORATION
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED APRIL 30, 2007

				Pro Forma
		Pro Forma		Adjusted
	Big Cat	Adjustments		Balance
Revenues

Expenses
Personnel costs	$2,345,225			$2,345,225
Professional fees	118,040			118,040
Depreciation, depletion and amortization	550			550
Other general and administrative	211,406			211,406

Operating Loss	(2,675,221)			(2,675,221)

Other Income (Expense)
Interest	36,000			36,000

Net (Loss)	$(2,639,221)		F	$(2,639,221)

Net (Loss) per common share	$(.10)			$(.10)

Weighted average common shares outstanding	27,426,418			27,426,418

NOTES TO UNAUDITED PRO FORMA
FINANCIAL STATEMENTS OF BIG CAT

A.	Reflects the elimination of the proceeds from the Sterling private placement and associated payment for additional leasehold purchases.

B.	The net cost of all leasehold acquisitions and disposals under the full cost method of accounting, through July 31, 2007, which were transferred to Sterling by Big Cat.

C.
Elimination of the minority interest from Big Cat financial statements due to the dividend of Sterling shares to Big Cat shareholders. The minority interest was recorded due to the private placement of Sterling shares in June 2007.

D.	Elimination of costs associated with Sterling private placement.

E.	Reflects the elimination of Sterling operating costs.

F.
There are no Pro Forma adjustments to the Statement of Operations for the year ended April 30, 2007, because all costs associated with the acquisition of leasehold interests were capitalized and Sterling did not exist prior to May 1, 2007 and consequently had no general and administrative expenses, see Note B above

G.	Reflects the dividend of Sterling shares to Big Cat Stockholders, $(1,794,231) and aggregate Statement of Operations pro forma adjustments, $437,602